SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2017

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF n° 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-held Company

Minutes of the Board of Directors’ Meeting held on August 18, 2017

1. 1. Date, Time and Place: On August 18, 2017, at 8:00 a.m., at the headquarters of Gafisa S.A. (“Company”), located at Avenida das Nações Unidas 8.501, 19º andar, in the City and State of São Paulo.

2. Call Notice and Attendance: All members of the Company’s Board of Directors attended the meeting and the instatement and approval of the quorum were verified.

3. Composition of the Board: Chairman: Odair Garcia Senra. Secretary: Janine Maria Corrêa Pupo.

4. Resolutions: The members of the Board of Directors unanimously resolved, without any reservations:

4.1. Remove from office Mr. Sandro Rogério da Silva Gamba as Chief Financial and Investor Relations Officer and as individual liable for the Company before the Federal Revenue Office of the Ministry of Finance, who shall remain solely as Chief Executive Officer of the Company.

4.2. To elect for the position of Chief Financial and Investor Relations Officer and as individual liable for the Company before the Federal Revenue Office of the Ministry of Finance, with term of office until April 27, 2020, Mr. Carlos Eduardo Moraes Calheiros, Brazilian citizen, single, attorney, bearer of the identity card (RG) No. 30.760.048 SSP/SP, enrolled with the individual taxpayer’s register (CPF/MF) No. 311.359.978-45, with office in the City and State of São Paulo, at Avenida das Nações Unidas, nº 8.501, 19° andar.

4.3. To elect for the positions of Chief Operating Officers, with term of office until April  27, 2020, (i) Mr. Gerson Cohen, Brazilian citizen, married, accountant, bearer of the identity card (RG) No. 14.492.089-X/SSP-SP, enrolled with the individual taxpayer’s register (CPF/MF) No. 104.094.648-80, with office in the City and State of São Paulo, at Avenida das Nações Unidas, nº 8.501, 19° andar, and (ii) Mr. Luciano do Amaral, Brazilian citizen, married, civil engineer, bearer of the identity card (RG) No. 24.454.767-1/SSP-SP, enrolled with the individual taxpayer’s register (CPF/MF) No. 302.027.938-00, with office in the City and State of São Paulo, at Avenida das Nações Unidas, nº 8.501, 19° andar.

4.4. The Officers elected herein shall be vested in office for the positions to which they were appointed after completing the Management Statement of Agreement with the rules contained in the Novo Mercado Listing Rules of Brazilian B3 Exchange, as well as the signature of the instrument of investiture in the Company’s appropriate book, when they will make the clearance statement provided for by laws.

4.5. To elect (i) Messrs. Carlos Eduardo Moraes Calheiros and (ii) Luciano do Amaral, identified above, for the Company’s Investment Executive Committee, with term of office until February 2, 2018. It is hereby declared that Mr. Sandro Rogério da Silva Gamba remains as Coordinator of the Investment Executive Committee.

4.6. To elect Mr. Gerson Cohen, identified above, for the Company’s Ethics Executive Committee, with term of office until February 2, 2018. It is hereby declared that Mr. Sandro Rogério da Silva Gamba remains as Coordinator of the Ethics Executive Committee.

4.7. Remove Mr. Evandro Aparecido de Oliveira Almeida from the Company’s Finance Executive Committee.

4.8. To elect Mr. Carlos Eduardo Moraes Calheiros, identified above, for the Company’s Finance Executive Committee, with term of office until February 2, 2018. Mr. Carlos Eduardo Moraes Calheiros will be the Coordinator of the Finance Executive Committee.

4.9. In view of the aforementioned and as approved at the Board of Directors’ Meetings held on May 5, 2016, September 15, 2016, September 26, 2016 and February 7, 2017, and at the Extraordinary Shareholders’ Meeting held on February 20, 2017, at 10:00 a.m., the Company’s Committees shall be composed of as follows:

(i)      Audit Committee: Francisco Vidal Luna, as Chairman, José Écio Pereira da Costa Júnior and Odair Garcia Senra;

(ii)      Corporate Governance and Compensation Committee: Cláudio José Carvalho de Andrade, as Chairman, Guilherme Affonso Ferreira and Rodolpho Amboss;

(iii)     Investment Executive Committee: Sandro Rogério da Silva Gamba, as Coordinator, Carlos Eduardo Moraes Calheiros, Katia Varalla Levy, Guilherme Stefani Carlini, Rodrigo Lucas Tarabori, Gerson Cohen and Luciano do Amaral;

(iv)     Finance Executive Committee: Carlos Eduardo Moraes Calheiros, as Coordinator, Sandro Rogério da Silva Gamba, and Fabio Cardoso Pirani; and

(v)     Ethics Executive Committee: Sandro Rogério da Silva Gamba, as Coordinator, Guilherme Stefani Carlini, Gerson Cohen, Adriana Farhat and Emmanoel Soares.

5. Closing: With no further matters to be discussed, these minutes were read, approved and signed by the Board members. Signatures: Odair Garcia Senra (Chairman), Janine Maria Corrêa Pupo (Secretary). Board members: Odair Garcia Senra, Cláudio José Carvalho de Andrade, Francisco Vidal Luna, Guilherme Affonso Ferreira, José Écio Pereira da Costa Júnior, Maurício Marcellini Pereira and Rodolpho Amboss.

I certify that this is a true copy of the minutes drawn up in the appropriate book.

Janine Maria Corrêa Pupo
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 18, 2017

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer